

07001202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Maureen D. Howley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY KATHLEEN FOYNES GAZA
Notary Public, State of New York
No. 02GA6012130
Qualified in Westchester County
Commission Expires Aug. 17, 2010

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENMAR SECURITIES, INC.

TABLE OF CONTENTS



201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kenmar Securities, Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities, Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2007

KENMAR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash and cash equivalents	$1,109,936
Service fees, sales commissions and redemption fees receivable	2,224
Prepaid expenses	41,592
Other assets	9,537
Total assets	$1,163,289
LIABILITIES	
Commissions payable	$ 149,552
Accrued expenses	26,751
Total liabilities	176,303
STOCKHOLDER'S EQUITY	
Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Additional paid-in capital	703,418
Retained earnings	283,558
Total stockholder's equity	986,986
Total liabilities and stockholder's equity	$1,163,289

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUE	
Service fees, sales commissions and redemption fees	$1,776,221
Commissions	156,800
Selling agent fees	54,000
Other income	2,944
Total revenue	1,989,965
EXPENSES	
Commissions	1,190,429
Occupancy and office costs	42,866
Regulatory and license fees	68,825
Professional fees	36,164
Other expenses	16,213
Total expenses	1,354,497
NET INCOME	$ 635,468

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 10	$ 860,751	$(351,910)	$ 508,851
Net income for the year ended December 31, 2006		0	635,468	635,468
Capital contributions	0	242,667	0	242,667
Capital distributions	0	(400,000)	0	(400,000)
Balance at December 31, 2006	$ 10	$ 703,418	$ 283,558	$ 986,986

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from (for) operating activities:	
Net income	$ 635,468
Adjustments to reconcile net income to net increase in cash and cash equivalents:	
Changes in assets and liabilities:	
Decrease in service fees, sales commissions and redemption fees receivable	79,275
Decrease in due from affiliates, net	307,810
Decrease in accrued expenses	(15,856)
Increase in other assets	(3,783)
Decrease in prepaid expenses	7,738
Increase in sales commissions payable	149,552
Net cash for operating activities	1,160,204
Cash flows from (for) financing activities	
Capital contributions	242,667
Capital distributions	(400,000)
Net cash for financing actvities	(157,333)
Net decrease in cash and cash equivalents	1,002,871
Cash and cash equivalents, beginning of year	107,065
Cash and cash equivalents, end of year	$1,109,936

See accompanying notes.

KENMAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, Inc. (the Company) was originally incorporated in the State of New York on June 5, 1987 and was most recently merged into a Delaware corporation effective January 1, 2006. The Company is a wholly-owned subsidiary of Kenmar Holdings Inc. (the Parent), which is wholly owned by Kenmar Group, Inc. (KGI). The Company's two sole directors are the sole and equal stockholders of KGI.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission (CFTC), in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company also acts as a selling agent for unaffiliated commodity pools. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with one financial institution. In the event of a financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

The Company earns sales commissions, service fees and redemption fees from affiliated commodity pools. The Company also receives Selling Agent fees for acting as a Selling Agent of unaffiliated commodity pools. Revenue is recognized as income when earned.

E. Income Taxes

The Company has elected S Corporation status, pursuant to which the Company does not pay U.S. Corporate or state income tax on its taxable income. Instead, the ultimate stockholders of the Company are liable for individual income tax on their share of the Company's taxable income.

F. Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. The implementation of FIN 48 is not expected to have a material impact on the Company's financial statements.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had adjusted net capital of $939,616, which was $927,862 in excess of its required net capital of $11,754. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2006 the Company had adjusted net capital of $939,616 which was $894,616 in excess of its required net capital.

Note 3. SERVICE FEES, SALES COMMISSIONS, REDEMPTION FEES AND COMMISSION EXPENSE

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Preferred Investment Solutions Corp. (Preferred), another subsidiary of the Parent. The Trust consists of four separate and distinct series (the "Series") and each Series is initially divided into two classes: Class I Units and Class II Units. The Class I and Class II Units are identical except for the applicable service fee charged to each Class. Class II Units were issued as of May 1, 2006. The Company receives service fees with respect to the Class I Units, monthly in arrears, equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding Class I Units as of the beginning of the month. The Company also receives redemption fees of up to 2% of the Net Asset Value of Class I Units redeemed prior to the first anniversary of their purchase. The Company is responsible for paying all commissions owing to the correspondent selling agents, who are entitled to receive from the Company an initial commission equal to 2% of the initial Net Asset Value of the outstanding units of each Class I Unit sold by them, payable on the date such Class I Units are purchased. Commencing with the 13th month after the purchase of a Class I Unit, correspondent selling agents receive an ongoing monthly commission equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding units as of the beginning of each month. Service fees and redemption fees received by the Company under this arrangement amount to $1,157,691 and $17,990, respectively, for the year ended December 31, 2006.

The Company also receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $600,540 for the year ended December 31, 2006.

Note 4. RELATED PARTY TRANSACTIONS

The Company has transactions and relationships with members of a group of affiliated companies that occasionally result in advances to and from such affiliates. Through June 30, 2006, a significant portion of the Company's allocable expenses were paid by Preferred. These expenses were in turn charged to the Company at cost. Additionally, the Company's commission income was earned from Preferred, based on certain of the Company's combined expenses. For the period January 1, 2006 through June 30, 2006, the Company earned commission income of $156,800 and was charged expenses of $42,224 under these arrangements.

Rent expense was allocated from Preferred through June 30, 2006 at cost based on the Company's use of space. There was no fixed commitment to contribute to the payment of rent on an ongoing basis. Rent expense allocated for the year ended December 31, 2006 was $4,932.

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Company Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, registration and examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commissions paid to officers of the Company amounted to $268,698 for the year ended December 31, 2006.

See Note 3. with regards to service fees, sales commissions and redemption fees from related parties.

Due to the arrangements referred to above, the Company is dependent on the financial condition of its affiliates and their ability to generate sufficient revenue and cash flow in order to support the Company's ongoing operations.

Note 5. GUARANTEES

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Preferred and Kenmar Investment Adviser Corp. The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31	
2007	$242,721
2008	242,721
2009	170,021
2010	170,021
2011	14,165
	$839,649

Note 5. GUARANTEES (CONTINUED)

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

KENMAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Total stockholder's equity	$986,986
Deduct items not allowable for net capital Non-allowable assets	(44,077)
Haircuts on securities	(3,293)
Net capital	$939,616
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 11,754
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$939,616
Minimum net capital requirement	11,754
Excess net capital	$927,862
Total aggregate indebtedness (total liabilities)	$176,303
Percentage of aggregate indebtedness to net capital	19%

Reconciliation with Company's computation:

Net capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2006 (unaudited)	$908,708
Adjustment to accrued expenses	30,877
Adjustment to haircuts on securities	31
Net capital shown above	$939,616

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2006 is as follows:

Total liabilities	$176,303
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$176,303

KENMAR SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

KENMAR SECURITIES, INC.
COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS UNDER REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2006

Total stockholder's equity	$986,986
Deduct items not allowable for net capital Non-allowable assets	(44,077)
Haircuts on securities	(3,293)
Net capital	$939,616
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$939,616
Minimum capital requirement	45,000
Excess net capital	$894,616

Reconciliation with Company's computation:

Net capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2006 (unaudited)	$908,708
Adjustment to accrued expenses	30,877
Adjustment to haircuts on securities	31
Net capital shown above	$939,616

NFA

KENMAR SECURITIES, INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not *provided* for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions		1		2		3	
See notes below		Minimum Capital Requirement		Equity Withdrawal Restriction		Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$54,000		$54,000
B Calculation based on branch offices Number of branch offices =	1	x $6,000 =	$6,000	x $7,200 =	$7,200	x $7,200 =	$7,200
C Calculation based on associated persons Number of associated persons =	9	x $3,000 =	$27,000	x $3,600 =	$32,400	x $3,600 =	$32,400
D Securities broker/dealers per SEC 15c3-1			$5,000		N/A		N/A
Enter the greatest of A - D			$45,000		$54,000		$54,000
				+ Subordinated debt maturing in next 6 mos.	0	+ Subordinated debt maturing in next 6 mos.	0
				+ Expected capital withdrawals in next 6 mos.			
				Total	$54,000	Total	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$986,986
Ownership equity	$986,986	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	894,616
= Equity Capital	= $986,986	= Required total	$92,370

Equity Capital / Required Total 1068.51%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable Amount	Collateral				Non-current Receivable
	Description	Market Value	Charge*	Net	
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance Amount	Collateral				Capital Charge
	Description	Market Value	Charge	Net	
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable
10%-Hedged fixed price commitments & forward contracts
5%-Inventory hedged but not registered as deliverable
20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.
The charge is 150% of the exchange maintenance margin.
No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2006



201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Kenmar Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kenmar Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and to the objectives stated in Regulation 1.16 in making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, respectively, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2007

CFTC FORM 1-FR-IB (Part A) | 0005 | OMB No. 3038-0024

Name of Company: Kenmar Securities, Inc. [0010]	Employer ID No: 13-3434713 [0020]	NFA ID No: 0327366 [0030]
Address of Principal Place of Business: 900 King Street, Suite 100, Rye Brook, NY 10573 [0050]	Person to Contact Concerning This Report: Maureen D. Howley [0040] Telephone No: (914) 307-7030 [0060]	

1. Report for the period beginning January 1, 2006 [0070] and ending December 31, 2006 [0080]

2. Type of report: [0090] [X] Certified [ ] Regular quarterly/semiannual

   [ ] Special call by: ____________ [ ] Other -- Identify: ____________

3. Check whether [0095] [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association [0100]

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 20 day of February, 2007

Manual signature [signature]

Type or print name Maureen D. Howley

[ ] Chief Executive Officer [X] Sr. Vice President and Chief Financial Officer Corporate Title ____________

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

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